Exhibit 3.4

Certificate of Amendment

of Certificate of Incorporation

of

SUPREME INDUSTRIES, INC.

SUPREME INDUSTRIES, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.              That at a duly called and held meeting of the Board of Directors of the Corporation a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation to increase the aggregate number of shares of the Corporation’s Class A Common Stock, $.10 par value, that the Corporation is authorized to issue from 20,000,000 to 25,000,000 shares, declaring said amendment to be advisable and directing that the amendment be considered at the next annual meeting of stockholders.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the first sentence of Article 4.a. thereof so that, as amended, the first sentence of said Article shall be and read as follows:

“4.a.       Class A Common Stock.  The aggregate number of shares of Class A Common Stock which the Corporation may issue is 25,000,000 shares with a par value of $.10.”

2.              That thereafter, pursuant to resolution of the Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held on May 7, 2014, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of said amendment.

3.              That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 13th day of June, 2014.

SUPREME INDUSTRIES, INC.

By:	/s/ Mark D. Weber
Mark D. Weber
President and CEO